Exhibit 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	FOR THE YEAR ENDED
	DECEMBER 31,
	2007	2006	2005	2004	2003
EARNINGS AVAILABLE TO COVER
FIXED CHARGES:
Income (loss) from continuing
operations before income taxes
and minority interests	$360,668	$339,843	$343,066	$440,403	$371,264
Add:
Fixed charges deducted from
earnings (see below)	47,234	29,007	29,721	32,914	32,204

Earnings available to cover
fixed charges	$407,902	$368,850	$372,787	$473,317	$403,468

FIXED CHARGES:
Interest expense, including
amounts in operating expense	$20,837	$8,982	$11,694	$16,270	$16,649
Amortized indebtedness	5,706	953	738	785	782
Interest within rent expense	20,691	19,072	17,289	15,859	14,773

Fixed charges	$47,234	$29,007	$29,721	$32,914	$32,204

RATIO OF EARNINGS TO
FIXED CHARGES	8.64	12.72	12.54	14.38	12.53